Filed by Orchestra-Prémaman S.A.

Commission File No. 005-43965

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended

Subject Company: Destination Maternity Corporation

Commission File No. 000-21196

Orchestra-Prémaman posted an English and French version of the following presentation on its website on December 20, 2016

DESTINATION MATERNITY TO MERGE WITH ORCHESTRA PRÉMAMAN DECEMBER 20, 2016

Forward- Looking Statements Some of the information in this presentation, including the information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements involve a number of risks and uncertainties related to operating performance and outlook of Destination and the combined businesses of Destination and Orchestra following the Merger, as well as other future events and their potential effects on Destination and the combined company that are subject to risks and uncertainties. The following factors, among others, in the future could cause Destination’s or Orchestra’s actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not limited to, statements relating to (i) the possibility that the Merger does not close when expected or at all, or that Destination and Orchestra, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the Merger or to accept conditions that could adversely affect the combined company or the expected benefits of the proposed Merger; (ii) the ability to obtain the requisite Destination and Orchestra stockholder approvals, on the proposed terms and timeframe; (iii) the benefits of the Merger, including future financial and operating results of the combined company, Destination and Orchestra’s plans, objectives, expectations and intentions, and the ability to realize the expected synergies or savings from the proposed Merger in the amounts or in the timeframe anticipated; (iv) the risk that competing offers or acquisition proposals will be made; (v) the ability to integrate Destination’s and Orchestra’s businesses in a timely and cost-efficient manner; (vi) the inherent uncertainty associated with financial projections; (vii) the potential impact of the announcement or closing of the proposed Merger on customer, supplier, employee and other relationships; and (viii) other factors referenced in Destination’s Annual Report on Form 10-K or Orchestra’s Registration Document (document de référence), including those set forth under the caption “Risk Factors.” In addition, these forward-looking statements necessarily depend upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included in this announcement do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward- looking terms such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “pro forma,” “anticipates,” “intends,” “continues,” “could,” “estimates,” “plans,” “potential,” “predicts,” “goal,” “objective,” or the negative of any of these terms, or comparable terminology, or by discussions of our outlook, plans, goals, strategy or intentions. Forward-looking statements speak only as of the date made. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we assume no obligation to update any of these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Destination and Orchestra, or the combined company, following the implementation of the proposed Merger or otherwise. No statement in this presentation should be interpreted to mean that the earnings per share, profits, margins or cash flows of Destination or the combined company for the current or future financial years would necessarily match or exceed the historical published figures.

 Orchestra Prémaman to Merge with Destination Maternity Orchestra Prémaman SA (“Orchestra”) and Destination Maternity Corp. (“Destination”) have agreed to merge in a stock-for-stock transaction ― Orchestra is a France-based global leader in children’s apparel and hard goods ― Destination is the world’s largest designer and retailer of maternity apparel The combination brings together two global leaders in highly complementary products and geographies ― Both sets of shareholders expected to benefit from future growth and synergies Destination provides a platform to facilitate Orchestra’s entrance to the world’s largest and most profitable children’s market (~$25 billion) by providing: state-of-the-art retail infrastructure, a valuable customer list of expecting and recent mothers (historical customer list of 10+ million names), and a network of US stores and relationships with department stores in which to introduce Orchestra’s brands and a strong US management team with local knowledge Orchestra allows Destination to dramatically grow the lifetime value of Destination’s customer base by extending its customer relationship from months into years and provides access to a network of 560+ stores throughout the world where maternity apparel has already proven successful The merger is expected to accelerate growth for both businesses and expected to be accretive to both margins and EPS when including preliminary run-rate synergy estimates Orchestra remains committed to its previously stated goal to grow the business from ~$600 million of sales to $1 billion by 2019 on a standalone basis ― Orchestra has a track record of 21 consecutive years of top line sales growth

 Transaction Summary Structure and Consideration Under the terms of the Agreement, Destination shareholders will receive 0.5150 of an Orchestra ordinary share, in the form of American Depositary Shares (“ADSs”) for each share of Destination common stock they own, implying $7.051 per share – Represents a 34.0% premium to Destination’s unaffected stock price of $5.26 on May 31, 20162 – Destination shareholders to own ~28% of the combined company; Orchestra shareholders to own ~72% Implies a $143 million transaction (enterprise value) – EV / LTM Adjusted EBITDA3 Less Stock-Based Compensation (excluding synergies): ~6.5x Combined Financial Metrics $1.1 billion of combined FY2015 Net Sales4 $76 million of combined FY2015 Adjusted EBITDA4 Compelling Financial Impact / Synergies The transaction is expected to result in $15-20 million in estimated annual run-rate cost synergies within 3 years of closing – Meaningful identified synergies based on Orchestra’s efficient global sourcing network – Significant new sales opportunity by offering Destination brands in certain of Orchestra’s worldwide stores (~20% of which already offer maternity) Destination infrastructure and network of stores to facilitate Orchestra’s entrance into vast US children’s market – In collaboration with Orchestra, Destination’s valuable customer list of 10+ million expecting and recent mothers can extend customer relationship from months to years Combination is expected to generate enhanced cash flow and maintain a strong balance sheet to support growth Approvals and Closing The transaction has been unanimously approved by the Boards of Directors of both companies Subject to Destination stockholder approval, Orchestra stockholder approval, customary closing conditions and regulatory approvals Expected to close mid-2017 Note: Orchestra financial information converted at EUR:USD exchange rate of 1.0402 as of 12/19/2016 1. Based on the exchange ratio of 0.5150 and the closing price of Orchestra stock on 12/19/2016 2. One day prior to Destination filing its 8-K filing on 6/1/2016 announcing Destination change-in-control compensation arrangements 3. Adjusted EBITDA is a non-GAAP financial measure and should not be considered a replacement for GAAP results; Adjusted EBITDA excludes specified items such as restructuring costs, relocation costs, impairment charges and transaction related expenses and other one-time costs 4. Reflects FY2015 for Destination ending on 1/30/2016; FY2015 for Orchestra ending on 2/29/2016

Overview of Destination and Orchestra

	DESTINATION MATERNITY	ORCHESTRA
	The largest US maternity apparel retailer	*A European market leader in child wear and childcare*
KEY FIGURES	❑ Founded in 1982 in the USA ❑ FY2015 revenues of $499mm ❑ 4,200+ total employees ❑ Headquarters: Moorestown, NJ (outside of Philadelphia, PA) ❑ Market Cap (NASDAQ:DEST): $99mm	❑ Founded in 1995 in France ❑ FY2015 revenues of ~$582mm[2] ❑ 2,500+ total employees ❑ Headquarters: Montpellier, France ❑ Market Cap (ENXTPA:KAZI): $254mm[2]
FOOTPRINT	❑ Sells in 1,460+ locations[1] — 525+ owned stores — 700+ leased department — 235+ franchisee locations ❑ Retail locations in all 50 US states, Puerto Rico and Canada ❑ Franchises in Middle East, South Korea, Mexico, Israel	❑ Sells in 640+ locations[1] — 305+ owned stores — 255+ affiliate locations — 80+ franchisee locations ❑ Market leader in France, Belgium, Switzerland, Greece ❑ Present in 40+ countries
BRAND & PRODUCTS	Motherhood. MATERNITY; A PEA IN THE POD MATERNITY; Jessica Simpson MATERNITY	ORCHESTRA; Prémaman

1. Reflects latest Orchestra and Destination store counts available
2. Converted at EUR:USD exchange rate of 1.0402 as of 12/19/2016

5

 Compelling Strategic Rationale 1 Establishes global retailer of scale with strong positioning in attractive, complementary segments The combination brings together two global leaders in highly complementary products and geographies Aggregate sales of $1.1 billion and combined Adjusted EBITDA (before meaningful synergies) of $76 million across 40+ countries1 and approximately 1,800 stores1 Combination to support growth through enhanced cash flow and a strong balance sheet 2 Facilitates Orchestra’s entrance to the world’s largest and most profitable children’s market (~$25 billion) Destination has invested approximately $45 million over the last 3 years in its state-of-the-art retail infrastructure that can support significant growth in the US Destination’s existing customer list of more than one million annual expecting and new mothers (historical customer list of 10+ million names) will provide valuable early access to Orchestra Orchestra expects to leverage certain of Destination’s US stores to introduce its brands as an initial step in its US growth strategy Destination’s strong management team, which has significant US retail experience, will provide local knowledge to Orchestra 3 Enhances lifetime value of Destination’s customer base and accelerates Destination’s global expansion The combination allows Destination to dramatically grow the lifetime value of its customer base by extending its customer relationship from months into years Orchestra provides Destination with access to a network of 560+ stores1 throughout the world where maternity apparel has already proven successful Access to Orchestra’s 3.7 million customer database 4 Financially compelling transaction with significant and achievable synergy potential Estimated annual run-rate cost synergies of $15-20 million within 3 years of closing based on identified achievable opportunities, the majority of which leverage Orchestra’s highly efficient global sourcing network Multiple additional opportunities for meaningful synergies and growth by taking advantage of both companies’ respective market positions to allow for Orchestra to enter the US market and Destination to build on its existing global sales by leveraging Orchestra Merger expected to accelerate growth for both businesses and expected to be accretive to both margins and EPS when including preliminary run-rate synergy estimates 1. Excludes franchisee locations for Orchestra and Destination

Orchestra Management has Built a Best-in-class Global Retailer via Strategic Acquisitions and Organic Growth

2016
Merger with Destination Maternity

2012 / 2014
- Launch of the **One Stop Shop** concept
- Acquisition of **Prémaman**, **Baby2000** and **Home Market**

2010
- **Launch of the Orchestra Club card loyalty program**

2005
- New round of international expansion

2002
- Acquisition of **Pomme Framboise**
- Acquisition of **Dipaki** (35 stores)

2001
- **Stock listing** via the **Kazibao** transaction (2 websites targeting children and teenagers)
- Acquisition of **Babycare** (Swiss Leader in Kids fashion and Baby hard goods products)

1995
- Creation of Orchestra's concept


$23[1]
DESTINATION MATERNITY
$53

1999	2002	2009	2011	2015	PF FY2015[2]
18 stores	175 stores	257 stores	287 stores	548 stores	1,788 stores[3]
Sales: $12mm	Sales: $74mm	8 countries covered	35 countries covered	40+ countries covered	40+ countries covered[3]
EBITDA: $1mm	EBITDA: $7mm	Sales: $136mm	Sales: $286mm	Sales: $582mm	Sales: $1,081mm
		EBITDA: $16mm	EBITDA: $25mm	EBITDA: $53mm	EBITDA: $76mm

Note: Orchestra financial information converted at EUR:USD exchange rate of 1.0402 as of 12/19/2016
1. Adjusted EBITDA is a non-GAAP financial measure and should not be considered a replacement for GAAP results; Adjusted EBITDA excludes specified items such as restructuring costs, relocation costs, impairment charges and transaction related expenses and other one-time costs
2. Reflects FY2015 for Destination ending 1/30/2016; FY2015 for Orchestra ending on 2/29/2016
3. Excludes franchisee locations for Orchestra and Destination

7

Establishes $1.1 billion Global Retailer with Strong Positioning in Attractive, Complementary Markets

DESTINATION MATERNITY

FY2015 Net Sales	$499
FY2015 Adj. EBITDA[1]	$23
Margin	*4.6%*
Owned Stores	536
Leased Departments[2]	704

\+

ORCHESTRA

FY2015 Net Sales[3]	$582
FY2015 EBITDA[3]	$53
Margin	*9.0%*
Owned Stores	292
Affiliate Stores	256

=

Pro Forma

FY2015 Net Sales	$1,081
FY2015 Adj. EBITDA (Before Synergies)	$76
Margin	*7.0%*
Owned Stores	828
Affiliate Stores	256
Leased Departments[2]	704


OP – North America
Owned stores: 1
Total stores: 1
DM – North America
Owned stores: 536
Leased Departments²: 704
Total stores²: 1,240
Europe
Owned stores: 289
Affiliates: 230
Total stores: 519
Asia
Owned stores: 2
Total stores: 2
Middle East
Affiliates: 15
Total stores: 15
Africa
Affiliates: 11
Total stores: 11
Indicates Current Orchestra Presence
Indicates Current Destination Presence
Indicates Current Shared Presence

Note: Destination store count as of FY2015; Orchestra store count as of February 2016; Financials reflect FY2015 for Destination ending on 1/30/2016; FY2015 for Orchestra ending on 2/29/2016; Franchisee locations are reflected on the map, but are not included in total store count

1. Adjusted EBITDA is a non-GAAP financial measure and should not be considered a replacement for GAAP results; Adjusted EBITDA excludes specified items such as restructuring costs, relocation costs, impairment charges and transaction related expenses and other one-time costs
2. Leased Department count excludes Gordmans and Sears locations
3. Orchestra FY2015 sales of €560mm and EBITDA of €51mm converted at EUR:USD exchange rate of 1.0402 as of 12/19/2016

8

  Increased Product and Geographic Diversification for the Combined Company Standalone Orchestra1 PORTFOLIO MIX Baby Hard 14% Maternity 1% Children’s 85% 100% Maternity for Standalone Destination Combined Baby Hard 8% Children’s 46% Maternity 47% GEOGRAPHY Other 12% France 64% Belgium 13% Greece 6% Spain 5% ~100% North America for Standalone Destination North America 45% France 34% Belgium 7% Greece 3% Spain 3% Other 7% FY 20152:$582mm$1,081mm Note: Destination Business Mix based on FY2015 actual sales; Destination Geographic breakdown based on FY2016 estimated sales; Orchestra Business Mix and Geographic breakdown based on FY2015 actual sales 1. Orchestra Business Mix breakdown excludes membership and headquarters sales 2. Reflects FY2015 for Destination ending on 1/30/2016; FY2015 for Orchestra ending on 2/29/2016; Orchestra FY2015 sales of €560mm converted at EUR:USD exchange rate of 1.0402 as of 12/19/2016

Side-by-Side Financials

	(€ in millions; IFRS) Orchestra Prémaman			($ in millions; GAAP) Destination Maternity		
	FY2013	FY2014	FY2015	FY2013	FY2014	FY2015
Revenues	€459	€478	€560	$540	$517	$499
Adj. EBITDA[1]	€46	€49	€51	$54	$37	$23
Adj. EBITDA Margin	10.0%	10.2%	9.0%	10.0%	7.1%	4.6%
Adj. Operating Income[1]	€19	€23	€19	$42	$22	$6
Adj. Operating Income Margin	4.2%	4.9%	3.4%	7.7%	4.2%	1.2%
Adj. Net Income[2]	€14	€22	€23	$23	$11	($0)
Total Assets	€344	€507	€557	$231	$220	$219
Net Debt[3]	€55	€117	€132	$(13)	$14	$38

1. Orchestra Adjusted EBITDA and Adjusted Operating Income are presented as reported before other operating income and expenses; Destination financial statistics are presented before one-time expenses; Destination adjusted EBITDA is presented before non-cash stock-based compensation expense; Destination Adjusted EBITDA is a non-GAAP financial measure and should not be considered a replacement for GAAP results; Destination Adjusted EBITDA excludes specified items such as restructuring costs, relocation costs, impairment charges and transaction related expenses and other one-time costs
2. Orchestra net income as reported; includes income (loss) from discontinued operations
3. Orchestra net debt as shown above corresponds to the definition of "Consolidated Net Debt," used for the measurement of covenants in bank contracts

10

Safe Harbor Statement Additional Information This presentation does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. This presentation relates to the proposed business combination between Destination and Orchestra (the “Merger”). The proposed combination will be submitted to Destination’s and Orchestra’s stockholders for their consideration and approval. In connection with the proposed combination, Destination and Orchestra will file relevant materials with (i) the SEC, including an Orchestra registration statement on Form F-4 that will include a proxy statement of Destination and a prospectus of Orchestra, and (ii) the Autorité des Marchés Financiers (“AMF”) in France. Destination will mail the proxy statement/prospectus to its stockholders and Orchestra will make the Securities Note and other relevant materials available to its stockholders. This presentation is not a substitute for the F-4 registration statement, proxy statement/prospectus, Securities Note (note d’operation), Orchestra’s registration document (document de référence) or other document(s) that Destination and/or Orchestra may file with the SEC or the AMF in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE SECURITIES NOTE AS REGISTERED WITH THE AMF WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DESTINATION, ORCHESTRA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov, and the related documents filed with the AMF either on Orchestra’s website at http://www.orchestra-kazibao.com/informations-financieres/ or at the AMF’s website at http://www.amf-france.org/. Investors may request copies of the documents filed with the SEC by Destination by directing a request to Destination’s Investor Relations department at Destination Maternity, Attention: Investor Relations, 232 Strawbridge Drive, Moorestown, NJ 08057 or to Destination’s Investor Relations department at 203-682-8225 or by email to DestinationMaternityIR@icrinc.com. Investors may request copies of the documents filed with the AMF or the SEC by Orchestra by directing a request to ACTIFIN, Attention: Stéphane Ruiz or to Stéphane Ruiz at +33 01 56 88 11 15 in France or by email to sruiz@actifin.fr. Participants in the Solicitation Destination, Orchestra and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the Merger and may have direct or indirect interests in the Merger. Information about Orchestra’s directors and executive officers is set forth in Orchestra’s 2015 Registration Document (Document de Référence 2015) filed with the AMF on June 30, 2016 under number R.16-063 (and also available in a convenience English translation version) incorporating its accounts 2015, as the same may be amended, updated or superseded from time to time, which may be obtained free of charge at http://www.orchestra-kazibao.com/informations-financieres/. Information about Destination’s directors and executive officers and their respective interests in Destination by security holdings or otherwise is set forth in Destination’s Proxy Statement on Schedule 14A for its 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2016, and its Annual Report on Form 10-K for the fiscal year ended January 30, 2016, which was filed with the SEC on April 14, 2016. These documents are available free of charge at the SEC’s website at www.sec.gov and from the “Investors” section of Destination’s website at www.investor.destinationmaternity.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Merger will be included in the proxy statement/prospectus and the registration statement that Orchestra will file with the SEC in connection with the solicitation of proxies from Destination’s stockholders to approve the Merger.